August 18, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ryan Rohn, Staff Accountant

Re:   ADM Tronics Unlimited, Inc.
      Current Report on Form 8-K, Item 4.01
      Filed August 11, 2005
      File No. 000-17629

Dear Mr. Rohn:

Accompanying this letter for filing pursuant to the Securities
Actof1933, as amended, is a conformed copy of Amendment No. 1 to the above-referenced Current Report on Form 8-K (the "Form 8-K").

Amendment No. 1 is being filed in response to the Staff's letter of comment dated August 12, 2005 (the "Comment Letter"). Manually executed signature pages and consents have been executed prior to the time of this electronic filing of Amendment No. 1.

Attached to this letter as Appendix A is a memorandum in response to the Comment Letter.

Attached to this letter as Appendix B is a written statement from of ADM Tronics Unlimited, Inc. (the "Company") pursuant to which the
Company acknowledges that:

o the Company is responsible for the adequacy of the disclosure in the Form 8-K;

o Staff comments or changes to disclosure in response to Staff comments in the Form 8-K reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Very truly yours,

/s/ Steven M. Skolnick
    Steven M. Skolnick

Enclosures

cc:	Mr. Andre' DiMino - ADM Tronics Unlimited, Inc.



ADM Tronics Unlimited, Inc.
Current Report on Form 8-K

Memorandum in Response to SEC Letter of Comment dated August 12, 2005

The following are responses to the Staff's letter of comment, dated August 12, 2005 (the "Comment Letter"), which have been authorized by ADM Tronics Unlimited, Inc. (the "Company"). To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Comment Letter.

1. Amend your Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed. Refer to Item 304(a)(1)(i) of Regulation S-B.

The Company is filing herewith Amendment No. 1 to Current Report on Form 8-K/A ("Form 8-K/A") to amend the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2005, to state that on August 5, 2005, the Company, was advised that, effective as of August 1, 2005, its certifying accountants, Weinick Sanders Leventhal & Co., LLP, ceased operations and as a result, resigned as the Company's certifying accountants.

2. Amend your Form to indicate whether the board of directors recommended or approved the decision to change accountants. Refer to
Item 304(a)(1)(iii) of Regulation S-B.

The Company has included in the Form 8-K/A a statement that the Company's board of directors approved the Company's appointment of Raich Ende Malter & Co. LLP as its certifying accountants to replace Weinick Sanders Leventhal & Co., LLP.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The Company has attached as Exhibit 16.1 to the Form 8-K/A an updated letter from Weinick Sanders Leventhal & Co., LLP stating that Weinick Sanders Leventhal & Co., LLP agrees with the statements made in the Form 8-K/A.



Appendix A

ADM Tronics Unlimited, Inc.
224-S Pegasus Avenue
Northvale, NJ 07647

August 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ryan Rohn, Staff Accountant

Re:  ADM Tronics Unlimited, Inc.
     Current Report on Form 8-K, Item 4.01
     Filed August 11, 2005
     File No. 000-17629

Dear Mr. Rohn:

Reference is hereby made to (i) Amendment No. 1 to the above-referenced Current Report on Form 8-K (the "Form 8-K") of ADM Tronics Unlimited, Inc. (the "Company") and (ii) the Staff's letter of comment dated August 12, 2005 (the "Comment Letter"). In accordance with the Comment Letter, the Company hereby acknowledges that:

o the Company is responsible for the adequacy of the disclosure in the Form 8-K;

o Staff comments or changes to disclosure in response to Staff comments in the Form 8-K reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Form 8-K; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Very truly yours,

ADM TRONICS UNLIMITED, INC.


By:  /s/ Andre' DiMino
         Andre' DiMino
         President